Blue Water Acquisition Corp.

15 E. Putnam Avenue, Suite 363

Greenwich, CT 06830

VIA EDGAR

June 25, 2021

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention: Chris Edwards

Re:	Blue Water Acquisition Corp.
Registration Statement on Form S-4
Filed May 14, 2021
File No. 333-256116

Dear Mr. Edwards:

Blue Water Acquisition Corp. (the “Company,” “we,” “our” or “us”) hereby transmits its response to the comment letter received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated June 10, 2021, regarding the above-referenced Registration Statement on Form S-4 previously filed on May 14, 2021 (the “Registration Statement”).

For the Staff’s convenience, we have repeated below the Staff’s comments in bold and have followed each comment with the Company’s response. Disclosure changes made in response to the Staff’s comments have been made in the amended Registration Statement (the “Amended Registration Statement”), which is being filed with the Commission contemporaneously with the filing of this letter. Page numbers referred to in the responses reference the applicable pages of the Amended Registration Statement.

Registration Statement

Summary of the Proxy Statement/Prospectus

Merger Consideration, page 23

1.	Please quantify the amount of shares to be issued in connection with the convertible and non-convertible promissory notes of Clarus issued between the date of the Merger Agreement and Closing. Please also clarify if this debt will be retired upon closing.

In response to the Staff’s comment, we have revised the disclosure on pages 23 and 24 of the Amended Registration Statement.

Growth Opportunities Available for JATENZO and Beyond, page 27

2.	We note the disclosure that Clarus is investigating opportunities to lower the dosing requirements for JATENZO and utilizing JATENZO in treatment of hypogonadism in chronic kidney disease and treatment for transgender men. Please clarify whether these potential applications will require additional development and clinical testing before approval by the FDA. Please also clarify that the approval by the FDA for the treatment hypogonadism does not guarantee of success of the drug in other indications or at lower dosing requirements.

In response to the Staff’s comment, we have revised the disclosure on page 27 of the Amended Registration Statement.

We have incurred significant indebtedness in connection with our business and servicing our debt requires a significant amount of cash..., page 51

3.	Please quantify the debt service costs for the debt that will remain after completion of the Business Combination.

In response to the Staff’s comment, we have revised the disclosure on page 53 of the Amended Registration Statement.

Risk Factors, page 52

4.	You disclose here that you have identified material weaknesses in your internal control over financial reporting. In order to provide investors with a full understanding and the impact of these material weaknesses identified, please revise to provide here, or where appropriate the document, a description of the material weaknesses identified, their impact to your financial statements, and your remediation procedures, similar to the disclosures contemplated by Item 308 of Regulation S-K.

In response to the Staff’s comment, we have revised the disclosure on page 54 of the Amended Registration Statement.

Unaudited Pro Forma Condensed Combined Financial Information

Note 3. Transaction Accounting Adjustments to the Unaudited Pro Forma Combined Balance

Sheet, page 87

5.	Here under the accumulated deficit column you presented an adjustment of $37,006,000 related to the elimination of historical stock of Clarus, and an adjustment of $2,342,000 related to the extinguishment of certain Clarus senior notes payable and the related royalty obligation. Considering the business combination is treated as a reverse recapitalization, please tell us how you have considered to recognize a gain or loss in the accumulated deficit. In that regard, ASC 805-40-45-2 states that under a reverse merger, because the consolidated financial statements represent the continuation of the financial statements of the legal subsidiary except for its capital structure, the consolidated financial statements reflect retained earnings of the legal subsidiary (accounting acquirer) before the business combination.

In response to the Staff’s comment, the Company has considered the amounts that are included in accumulated deficit under the accounting treatment of a reverse recapitalization and notes that the $37,006,000 captioned as the elimination of historical stock of Clarus relates to the reversal of accrued dividends from its historical preferred stock, specifically the amount that was previously in excess of the Company’s additional paid-in capital (“APIC”) balance and was therefore recorded to accumulated deficit. At March 31, 2021, the Company had $98.0 million of preferred stock dividend accretion. Of this $98.0 million, approximately $61.0 million was recorded to APIC, until APIC reached zero, in accordance with SAB Topic 3-C, Redeemable Preferred Stock, as that guidance indicates that dividends, or the amortization of a discount to the redemption amount of preferred stock, should be charged against retained earnings or, in the absence of retained earnings, by charges against APIC. Further interpretive guidance states that if APIC is reduced to zero, an entity recognizes as an increase to the accumulated deficit the dividends and changes in the carrying amount as it would not be appropriate to measure APIC at a negative amount. As such, the Company determined that the impact on Clarus’s equity accounts to record this difference should be analogous to reversing the impact which the dividend accretion had on its equity. Approximately $37.0 million of the preferred stock dividend accretion related to Clarus’s historical stock was recorded to accumulated deficit and is thus being reversed with the extinguishment of historical stock in the same manner in which it was recorded. See footnote (b) under such tables for clarification. The historical accumulated deficit of Clarus otherwise remains.

Additionally, the adjustment of $2,342,000, related to the extinguishment of certain Clarus senior notes payable and the related royalty obligation, was recorded to accumulated deficit to represent a gain in Clarus’s statement of operations. While acknowledging the guidance in ASC 470-50-40-2, management determined that the recognition of a gain was appropriate because this is related to issuance of Combined Entity Common Stock to extinguish the notes and related royalty obligation; such notes are not held by related parties and therefore the extinguishment was not treated as a capital transaction.

Note 4. Transaction Accounting Adjustments to the Unaudited Pro Forma Combined Statements

of Operations, page 88

6.	Please tell us, and revise if necessary to explain, how you have determined not to adjust the balance for the fair value change of the bifurcated derivative liability despite the fact that the related convertible notes payable to related parties, and presumably their embedded features, will all be converted and/or cancelled as indicated on your pro forma balance sheet. Similarly, please address the interest expense related to these convertible notes, and to the $10.0 million senior notes that will be exchanged for 1,500,000 shares of the Combined Entity's common stock.

In response to the Staff’s comment, the Company has revised the numbers in this Amended Registration Statement, which is now presented in Note 5, for the year ended December 31, 2020 and the Company has added Note 4, which is now presented for the three months ended March 31, 2021. In both periods presented as described under Note 4(d) and Note 5(d), the Company has revised these adjustments to include a removal of interest expense related to Clarus’s outstanding convertible notes, as these notes would have converted on January 1, 2020 following the pro forma assumptions. This adjustment reduces interest expense by $2.9 million for the three months ended March 31, 2021 and $10.1 million for the year ended December 31, 2020.

Additionally, the Company has revised the gain recorded from the change in the fair value of derivative and warrant liabilities that was recoded in Clarus’s statement of operations for the year ended December 31, 2020. This amount would have been recognized on January 1, 2020 when the notes were converted under the pro forma assumptions, except for $1.3 million, which was the derivative liability fair value related to a note entered into in January of 2020, which would have been after conversion and as such should not be included as a gain. Accordingly the gain has been reduced by this amount in the year ended December 31, 2020.

Note 5. Loss Per Share, page 89

7.	It appears the section of the table on page 89 titled "Pro Forma weighted average shares calculation -- basic and diluted" is meant to explain how the weighted average shares outstanding in the immediately preceding section was computed. However, the amounts are not the same for either scenario. Please tell us and revise to explain why the two balances for the weighted average shares outstanding within the respective tables are different for both scenarios. Clarify the reconciling items between the 24,913,070 shares and 24,855,570 shares for Scenario 1 and the reconciling items between the 22,798,406 shares and the 22,209,337 shares for Scenario 2.

In response to the Staff’s comment, the Company has revised the numbers in this disclosure in Footnote 6. Loss Per Share on page 93 of the Amended Registration Statement. Additionally, this disclosure has been updated to include the most recent interim balance sheet period as of March 31, 2021. These share numbers presented in the pro forma section should agree and have been updated to reflect as such in the Amended Registration Statement filed with these responses. As such, there are no reconciling items to note.

Interests of Clarus's Directors and Officers in the Business Combination, page 105

8.	Please quantify the sign-on bonuses payable to the Clarus executive officers and the amounts payable under the transaction bonus letter agreements referred to on page 15.

We respectfully advise the Staff that there are no sign-on bonuses or transaction bonuses payable to the Clarus executive officers and we have deleted the related disclosure in the Amended Registration Statement.

Background of the Business Combination, page 106

9.	Please revise your disclosure throughout this section to provide greater detail as to the background of the transaction, including the material issues discussed and key negotiated terms. The disclosure should provide shareholders with an understanding of how, when, and why the material terms of your proposed transaction evolved and why this transaction is being recommended as opposed to any alternatives. In your revised disclosure, please ensure that you address the following:

●	the material terms for any proposals and subsequent proposals and counter offers;

●	negotiation of the transaction documents and the parties involved;

●	valuations; and

●	at what point other strategic alternatives were eliminated from consideration.

Please also discuss the negotiations surrounding the forbearance agreement relating to the Clarus debt.

In response to the Staff’s comment, we have revised the disclosure on pages 111 to 115 of the Amended Registration Statement.

10.	We note the discussions regarding the target’s financial projections. If financial projections were prepared by Clarus and provided to the board, please provide those projections or tell us why they are not material to investors.

We believe that the financial projections prepared by Clarus and provided to the board are not material to our board of directors in making an informed decision regarding the Business Combination.

In addition, we believe that the inclusion of the financial projections could be materially misleading to our stockholders, without providing any meaningful benefit, for the following reasons:

Although our board received certain financial projections, it did not rely on these financial projections as a determinative factor in its decision to enter into the Merger Agreement. The referenced financial projections from Clarus were prepared based upon the assumption of a potential PIPE transaction resulting in minimum proceeds of $50 million, which was abandoned by the time that the board deliberated whether to approve the transaction. The decision of our board to enter into the Merger Agreement was based upon consideration of a number of potential benefits that it believed could contribute to the success of the combined company post-closing, including Clarus’s leadership, commercial presence, lives covered by insurance, and potential future licensing opportunities.

Our board also considered Clarus’s financial projections to be inherently unreliable, and potentially misleading if disclosed to our stockholders, due to the significant uncertainties that could affect them, as disclosed in the Risk Factors discussion in the Registration Statement, including Clarus’ ability to increase sales of JATENZO®, the ongoing Lipocine litigation, Clarus’ ability to secure favorable reimbursement coverage for such sales and expand its product offerings to include a pipeline of androgen and metabolic therapies for men and women, including orphan indications, the outcome of existing legal proceedings in which Clarus is involved with respect to its intellectual property, changes in the competitive and regulated industries in which Clarus operates, variations in operating performance across competitors, changes in laws and regulations affecting the business of Clarus and changes in the combined capital structure. Further, since these projections were prepared for internal purposes, presenting Clarus as a stand-alone going concern, they could not be expected to represent future results following a business combination, given the possibility that the Business Combination may have unexpected adverse effects on Clarus’s performance, as further disclosed in the Risk Factors discussion in the Registration Statement. Moreover, Clarus’s internal analysis may have been prepared with a view toward presenting the projections in the best possible light in order to maximize value in a sale transaction. Each of these factors, among others, led our board to focus its attention on analysis prepared by our management in making its decision to enter into the Merger Agreement.

We believe that we have disclosed in the Registration Statement all information material to our stockholders’ decision regarding the proposed Business Combination and that any non-public information, including the above-mentioned financial projections, not so disclosed is not material to our stockholders’ decision regarding whether or not to approve the Business Combination.

Timeline of the Business Combination, page 108

11.	To the extent material, please identify the individuals who participated in the meetings and discussions described in this section. For instance, please identify the representatives of Clarus and Blue Water who participated in the initial meetings between the parties on December 16 and 18, 2020.

In response to the Staff’s comment, we have revised the disclosure on pages 112 to 116 of the Amended Registration Statement.

The Board's Reasons for Approval of the Business Combination, page 111

12.	Please describe in greater detail all material analyses the board relied upon in evaluating the financial aspects of the business combination. If there were any analyses that did not support the fairness of the transaction, please include appropriate disclosure. If no financial analyses were performed, disclose that fact.

In response to the Staff’s comment, we have revised the disclosure on pages 118 and 119 of the Amended Registration Statement.

Roles of Blue Water's Advisor in the Negotiation and Execution of the Business Combination,

13.	Please quantify the amount of deferred compensation due to Maxim for underwriting services in connection with the Blue Water IPO.

In response to the Staff’s comment, we have revised the disclosure on page 118 of the Amended Registration Statement.

United States Federal Income Tax Considerations of the Redemption, page 114

14.	We note that the tax opinion provided by counsel is limited to the tax consequences of the redemption to existing Blue Water securityholders. Please also provide an opinion that covers the tax consequences of the Business Combination or explain why such an opinion is not required. Please refer to Staff Legal Bulletin No. 19.

In response to the Staff’s comment, we have revised the disclosure on page 121 of the Amended Registration Statement and filed a tax opinion as Exhibit 8.1 to the Amended Registration Statement.

Information About Clarus, page 142

15.	Please provide the basis for your belief that you would not need a license from Lipocine if you lost the pending interference proceeding.

In response to the Staff’s comment, we have revised the disclosure on pages 150 and 178 of the Amended Registration Statement.

Our Solution - JATENZO, page 146

16.	We note your statement that as of December 31, 2020, JATENZO was available and covered for approximately 99 million U.S. patients. Please remove this statement here and elsewhere since this does not correlate to the number of patients that can be expected to use your product.

In response to the Staff’s comment, we have revised the disclosure on pages 149, 154 and 178 of the Amended Registration Statement.

17.	We note your disclosure on page 147 that the FDA required JATENZO to carry a boxed warning about potential increased blood pressure. Please also disclose, if true, that the boxed warning also cautions using JATENZO only for the treatment of men with hypogonadal conditions associated with structural or genetic etiologies. Please revise your related risk factor disclosure as appropriate.

In response to the Staff’s comment, we have revised the disclosure on page 154 of the Amended Registration Statement.

Financial Statements of Clarus Therapeutics, Inc.

Report of Independent Registered Public Accounting Firm, page F-22

18.	Please have your auditor revise their report to state that their audits were conducted in accordance with the standards of the PCAOB, rather than only the auditing standards, in accordance with AS 3101.09. Please also have your auditor revise to include the going concern paragraph as an explanatory paragraph, rather than as an emphasis matter, in accordance with AS 3101.18(a).

In response to the Staff’s comment, we have revised the disclosure on page F-58 of the Amended Registration Statement.

*      *       *

We thank the Staff for its review of the foregoing and the Registration Statement. If you have further comments, please feel free to contact our counsel, Jessica Yuan, at jyuan@egsllp.com or by telephone at (212) 370-1300.

Sincerely,

/s/ Joseph Hernandez
Name:	Joseph Hernandez
Title:	Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP